                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                 SCHEDULE 13D/A
                  Under the Securities Exchange Act of 1934
                               (Amendment No. 2)*

                               SPORT CHALET, INC.

                                (Name of Issuer)

                          Common Stock, par value $0.01

                         (Title of Class of Securities)

                                    849163100

                                 (CUSIP Number)

                              Peter M. Menard, Esq.
                     Sheppard, Mullin, Richter & Hampton LLP
                        333 South Hope Street, 48th Floor
                              Los Angeles, CA 90071
                                 (213) 620-1780
 (Name, Address and Telephone Number of Person Authorized to Receive Notices
                               and Communications)

                                  June 11, 2004
           (Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), (f) or (g), check the following box [ ].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedules including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D

CUSIP No. 849163100                                           Page 2 of 15 Pages
--------------------------------------------------------------------------------
       NAME OF REPORTING PERSON
       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON 1
       Craig L. Levra                                               I.D. No.
--------------------------------------------------------------------------------
  2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                *(a)  [X]
                                                                        (b)  [ ]
--------------------------------------------------------------------------------
  3    SEC USE ONLY
--------------------------------------------------------------------------------
  4    SOURCE OF FUNDS*

       PF
--------------------------------------------------------------------------------
  5    CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
       ITEMS 2(d) or 2(e)
       [ ]
--------------------------------------------------------------------------------
  6    CITIZENSHIP OR PLACE OF ORGANIZATION

       United States of America
--------------------------------------------------------------------------------
  NUMBER OF      7   SOLE VOTING POWER
    SHARES
 BENEFICIALLY        79,000
   OWNED BY      ---------------------------------------------------------------
     EACH        8   SHARED VOTING POWER
  REPORTING
    PERSON           0
     WITH        ---------------------------------------------------------------
                 9   SOLE DISPOSITIVE POWER

                     79,000
               -----------------------------------------------------------------
                10   SHARED DISPOSITIVE POWER

                     0
--------------------------------------------------------------------------------
  11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

       4,725,910
--------------------------------------------------------------------------------
  12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*[ ]
--------------------------------------------------------------------------------
  13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

       67.2%
--------------------------------------------------------------------------------
  14   TYPE OF REPORTING PERSON*

       IN
--------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
         INCLUDE BOTH SIDES OF THE COVER PAGE RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                  SCHEDULE 13D

CUSIP No. 849163100                                           Page 3 of 15 Pages
--------------------------------------------------------------------------------
       NAME OF REPORTING PERSON
       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON 1
       Howard K. Kaminsky                                           I.D. No.
--------------------------------------------------------------------------------
  2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                *(a)  [X]
                                                                        (b)  [ ]
--------------------------------------------------------------------------------
  3    SEC USE ONLY
--------------------------------------------------------------------------------
  4    SOURCE OF FUNDS*

       PF
--------------------------------------------------------------------------------
  5    CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
       ITEMS 2(d) or 2(e)
       [ ]
--------------------------------------------------------------------------------
  6    CITIZENSHIP OR PLACE OF ORGANIZATION

       United States of America
--------------------------------------------------------------------------------
  NUMBER OF      7   SOLE VOTING POWER
    SHARES
 BENEFICIALLY        44,651
   OWNED BY      ---------------------------------------------------------------
     EACH        8   SHARED VOTING POWER
  REPORTING
    PERSON           0
     WITH        ---------------------------------------------------------------
                 9   SOLE DISPOSITIVE POWER

                     44,651
               -----------------------------------------------------------------
                10   SHARED DISPOSITIVE POWER

                     0
--------------------------------------------------------------------------------
  11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

       4,586,361
--------------------------------------------------------------------------------
  12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*[ ]
--------------------------------------------------------------------------------
  13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

       66.9%
--------------------------------------------------------------------------------
  14   TYPE OF REPORTING PERSON*

       IN
--------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
         INCLUDE BOTH SIDES OF THE COVER PAGE RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                  SCHEDULE 13D

CUSIP No. 849163100                                           Page 4 of 15 Pages
--------------------------------------------------------------------------------
       NAME OF REPORTING PERSON
       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON 1
       Jeff Lichtenstein                                            I.D. No.
--------------------------------------------------------------------------------
  2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                *(a)  [X]
                                                                        (b)  [ ]
--------------------------------------------------------------------------------
  3    SEC USE ONLY
--------------------------------------------------------------------------------
  4    SOURCE OF FUNDS*

       PF
--------------------------------------------------------------------------------
  5    CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
       ITEMS 2(d) or 2(e)
       [ ]
--------------------------------------------------------------------------------
  6    CITIZENSHIP OR PLACE OF ORGANIZATION

       United States of America
--------------------------------------------------------------------------------
  NUMBER OF      7   SOLE VOTING POWER
    SHARES
 BENEFICIALLY        2,000

   OWNED BY      ---------------------------------------------------------------
     EACH        8   SHARED VOTING POWER
  REPORTING
    PERSON           0
     WITH        ---------------------------------------------------------------
                 9   SOLE DISPOSITIVE POWER

                     2,000
               -----------------------------------------------------------------
                10   SHARED DISPOSITIVE POWER

                     0
--------------------------------------------------------------------------------
  11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

       4,396,710
--------------------------------------------------------------------------------
  12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*[ ]
--------------------------------------------------------------------------------
  13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

       65.6%
--------------------------------------------------------------------------------
  14   TYPE OF REPORTING PERSON*

       IN
--------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
         INCLUDE BOTH SIDES OF THE COVER PAGE RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                  SCHEDULE 13D

CUSIP No. 849163100                                           Page 5 of 15 Pages
--------------------------------------------------------------------------------
       NAME OF REPORTING PERSON
       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON 1
       Dennis D. Trausch                                            I.D. No.
--------------------------------------------------------------------------------
  2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                *(a)  [X]
                                                                        (b)  [ ]
--------------------------------------------------------------------------------
  3    SEC USE ONLY
--------------------------------------------------------------------------------
  4    SOURCE OF FUNDS*

       PF
--------------------------------------------------------------------------------
  5    CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
       ITEMS 2(d) or 2(e)
       [ ]
--------------------------------------------------------------------------------
  6    CITIZENSHIP OR PLACE OF ORGANIZATION

       United States of America
--------------------------------------------------------------------------------
  NUMBER OF      7   SOLE VOTING POWER
    SHARES
 BENEFICIALLY        26,486
   OWNED BY      ---------------------------------------------------------------
     EACH        8   SHARED VOTING POWER
  REPORTING
    PERSON           0
     WITH        ---------------------------------------------------------------
                 9   SOLE DISPOSITIVE POWER

                     26,486
               -----------------------------------------------------------------
                10   SHARED DISPOSITIVE POWER

                     0
--------------------------------------------------------------------------------
  11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

       4,555,196
--------------------------------------------------------------------------------
  12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*[ ]
--------------------------------------------------------------------------------
  13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

       66.6%
--------------------------------------------------------------------------------
  14   TYPE OF REPORTING PERSON*

       IN
--------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
         INCLUDE BOTH SIDES OF THE COVER PAGE RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                  SCHEDULE 13D

CUSIP No. 849163100                                           Page 6 of 15 Pages
--------------------------------------------------------------------------------
       NAME OF REPORTING PERSON
       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON 1
       Tim Anderson                                                 I.D. No.
--------------------------------------------------------------------------------
  2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                *(a)  [X]
                                                                        (b)  [ ]
--------------------------------------------------------------------------------
  3    SEC USE ONLY
--------------------------------------------------------------------------------
  4    SOURCE OF FUNDS*

       PF
--------------------------------------------------------------------------------
  5    CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
       ITEMS 2(d) or 2(e)
       [ ]
--------------------------------------------------------------------------------
  6    CITIZENSHIP OR PLACE OF ORGANIZATION

       United States of America
--------------------------------------------------------------------------------
  NUMBER OF      7   SOLE VOTING POWER
    SHARES
 BENEFICIALLY        0
   OWNED BY      ---------------------------------------------------------------
     EACH        8   SHARED VOTING POWER
  REPORTING
    PERSON           0
     WITH        ---------------------------------------------------------------
                 9   SOLE DISPOSITIVE POWER

                     0
               -----------------------------------------------------------------
                10   SHARED DISPOSITIVE POWER

                     0
--------------------------------------------------------------------------------
  11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

       4,371,910
--------------------------------------------------------------------------------
  12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*[ ]
--------------------------------------------------------------------------------
  13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

       65.4%
--------------------------------------------------------------------------------
  14   TYPE OF REPORTING PERSON*

       IN
--------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
         INCLUDE BOTH SIDES OF THE COVER PAGE RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                  SCHEDULE 13D

CUSIP No. 849163100                                           Page 7 of 15 Pages
--------------------------------------------------------------------------------
       NAME OF REPORTING PERSON
       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON 1
       SC Option LLC                                                I.D. No.
--------------------------------------------------------------------------------
  2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                *(a)  [X]
                                                                        (b)  [ ]
--------------------------------------------------------------------------------
  3    SEC USE ONLY
--------------------------------------------------------------------------------
  4    SOURCE OF FUNDS*

       WC
--------------------------------------------------------------------------------
  5    CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
       ITEMS 2(d) or 2(e)
       [ ]
--------------------------------------------------------------------------------
  6    CITIZENSHIP OR PLACE OF ORGANIZATION

       California
--------------------------------------------------------------------------------
  NUMBER OF      7   SOLE VOTING POWER
    SHARES
 BENEFICIALLY        0
   OWNED BY      ---------------------------------------------------------------
     EACH        8   SHARED VOTING POWER
  REPORTING
    PERSON           0
     WITH        ---------------------------------------------------------------
                 9   SOLE DISPOSITIVE POWER

                     0
               -----------------------------------------------------------------
                10   SHARED DISPOSITIVE POWER

                     0
--------------------------------------------------------------------------------
  11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

       4,361,910
--------------------------------------------------------------------------------
  12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*[ ]
--------------------------------------------------------------------------------
  13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

       65.4%
--------------------------------------------------------------------------------
  14   TYPE OF REPORTING PERSON*

       OO
--------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
        INCLUDE BOTH SIDES OF THE COVER PAGE RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

Item 1.  Security and Issuer.

     (a) The name of the issuer is Sport Chalet, Inc. (the "Issuer").

     (b) The address of the Issuer's principal executive office is One Sport Chalet Drive, La Canada, CA 91011.

     (c) The title of the class of securities to which this statement relates is the common stock, par value $0.01, of the Issuer (the "Common Stock").

Item 2.  Identity and Background.

     (a) The Reporting Persons are the LLC and its members. The members of the LLC and percentage ownership interest held by such members are: Craig L. Levra - 59.1%, Howard K. Kaminsky - 39.4%, Jeff Lichtenstein - 0.5%, Dennis D. Trausch - ..5% and Tim Anderson - 0.5%. Mr. Levra and Mr. Kaminsky are the managers of the LLC.

     (b) The business address of each Reporting Person is One Sport Chalet Drive, La Canada, CA 91011.

     (c) The LLC is a limited liability company organized under the laws of California. As more fully described the original Report on Schedule 13D filed by the Reporting Persons on December 23, 2002, the principal business of the LLC is to facilitate the transactions contemplated in an Option Agreement dated as of December 20, 2002 (the "Option Agreement"). by and between SC Option, LLC and Norbert Olberz and Irene Olberz (the "Trustees") as Co-Trustees of the Olberz Family Trust (the "Trust") under agreement dated May 6, 1997. Under the Option Agreement the LLC has an option to purchase, under certain circumstances, 4,361,910 shares of Common Stock. Membership in the LLC is limited to Senior Executives of the Issuer, as defined in the Operating Agreement of the LLC (the "Operating Agreement").

     (d) None of the Reporting Persons has been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors) during the last five years.

     (e) None of the Reporting Persons was a party to any civil proceeding during the last five years as a result of which he, she or it has been subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

     (f) Each of the Mr. Levra, Mr. Kaminsky, Mr. Lichtenstein, Mr. Trausch and Mr. Anderson is a citizen of the United States of America. The LLC is a California limited liability company.

Item 3.  Source and Amount of Funds and Other Consideration.

     Not applicable.

Item 4.  Purpose of Transaction.

     This Amendment No. 2 to Schedule 13D is being filed to report an amendment to the Option Agreement by and between SC OPTION, LLC, a California limited liability company (the "Optionee"), and NORBERT OLBERZ AND IRENE OLBERZ, as Co-Trustees of the Olberz Family Trust under agreement dated May 6, 1997. The amendment to the Option Agreement changes the time allowed for the Optionees (as defined in the Option Agreement) to exercise the option from 181 days after the death of Norbert Olberz to 365 days after the death of Norbert Olberz. The amendment to the Option Agreement was executed as of June 11, 2004, is attached to this Report on Schedule 13D/A as Exhibit E, and is incorporated herein by this reference. In addition the number of shares available per the Option Agreement has changed from 4,351,972 to 4,361,910 based on stock transactions by the Olberz Family Trust.

     (a) Except as set forth herein, the Reporting Persons have no current plans or proposals that relate to or would result in:

          (1) the acquisition or disposition of securities of the Issuer;

          (2) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any subsidiary;

          (3) a sale or transfer of a material amount of assets of the Issuer or any subsidiary;

          (4) any change in the Issuer's present board of directors or management, including any plans or proposals to change the number or term directors or to fill any existing vacancies on the board;

          (5) any material change in the Issuer's present capitalization or dividend policy;

          (6) any other material change in the Issuer's business or corporate structure;

          (7) changes in the Issuer's charter or bylaws or instruments corresponding thereto or other actions that may impede the acquisition of control of the Issuer by any person;

          (8) causing the Issuer's securities to cease to be quoted on the Nasdaq National Market;

          (9) a class of the Issuer's equity securities becoming eligible for termination of registration pursuant to Section 12g-4 of the Securities Exchange Act of 1934, as amended (the "Exchange Act"); or

          (10) any action similar to those enumerated above.

     While the Reporting Persons have no current plans or proposals with respect to the matters described above, except as set forth herein, the Reporting Persons are not precluded from making or supporting in the future such plans or proposals as they believe appropriate. The Reporting Persons may consult with each other or act together with respect to the acquisition, disposition or voting of the Issuer's securities.

     None of the LLC, Mr. Levra, Mr. Kaminsky, Mr. Lichtenstein, Mr. Trausch or Mr. Anderson has sole or shared voting or dispositive power with respect to the Option Shares. Furthermore, the ability of the LLC to exercise the Option is subject to material contingencies as set forth herein. Each of the Reporting Persons disclaims any beneficial ownership with respect to the Option Shares. The Reporting Persons are filing this Amendment No. 2 to Report on Schedule 13D/A for informational purposes only and because the acquisition of the Option may be deemed to be the acquisition of a security "with the purpose or effect of changing or influencing the control of the issuer" as set forth in Rule 13d-3(d)(1)(i).

Item 5.  Interest in Securities of the Issuer.

     (a) Mr. Craig L. Levra may be the beneficial owner of 4,725,910 shares of Common Stock, or approximately 67.2% of the outstanding Common Stock. This amount includes: (i) 79,000 shares that he holds directly; (ii) options to purchase 285,000 shares that are exercisable within 60 days of the filing date hereof; and (iii) indirect interests by virtue of the relationships described in Items 2 and 4 hereof and the Option owned directly by the LLC, which represents the right to purchase 4,361,910 shares of Common Stock, as to which he disclaims any beneficial ownership.

     Mr. Howard K. Kaminsky may the beneficial owner of 4,586,361 shares of Common Stock, or approximately 66.9% of the outstanding Common Stock. This amount includes: (i) 44,651 shares that he holds directly; (ii) options to purchase 179,800 shares that are exercisable within 60 days of the filing date hereof; and (iii) indirect interests by virtue of the relationships described in Items 2 and 4 hereof and the Option owned directly by the LLC, which represents the right to purchase 4,361,910 shares of Common Stock, as to which he disclaims any beneficial ownership.

     Mr. Jeff Lichtenstein may the beneficial owner of 4.396.710 shares of Common Stock, or approximately 65.6% of the outstanding Common Stock. This amount includes: (i) 2,000 shares that he holds directly; (ii) options to purchase 32,800 shares that are exercisable within 60 days of the filing date hereof; and (iii) indirect interests by virtue of the relationships described in Items 2 and 4 hereof and the Option owned directly by the LLC, which represents the right to purchase 4,361,910 shares of Common Stock, as to which he disclaims any beneficial ownership.

     Mr. Dennis D. Trausch may the beneficial owner of 4,555,196 shares of Common Stock, or approximately 66.6% of the outstanding Common Stock. This amount includes: (i) 26,486 shares that he holds directly; (ii) options to purchase 166,800 shares that are exercisable within 60 days of the filing date hereof; and (iii) indirect interests by virtue of the relationships described in Items 2 and 4 hereof and the Option owned directly by the LLC, which represents the right to purchase 4,361,910 shares of Common Stock, as to which he disclaims any beneficial ownership.

     Mr. Tim Anderson may the beneficial owner of 4,371,910 shares of Common Stock, or approximately 65.4% of the outstanding Common Stock. This amount includes: (i) options to purchase 10,000 shares that are exercisable within 60 days of the filing date hereof; and (ii) indirect interests by virtue of the relationships described in Items 2 and 4 hereof and the Option owned directly by the LLC, which represents the right to purchase 4,361,910 shares of Common Stock, as to which he disclaims any beneficial ownership.

     The LLC may be the beneficial owner of 4,361,910 shares of Common Stock, or approximately 65.4% of the outstanding Common Stock. This amount consists of the Option, which represents the right to purchase 4,361,910 shares of Common Stock, as to which the LLC disclaims any beneficial ownership.

     (b) The following table provides information as to the number of shares of Common Stock as to which each person named above in Item 5(a) has sole power to vote or direct the vote, shared power to vote or direct the vote, sole power to dispose of or direct the disposition of, or shared power to dispose of or direct the disposition of:

                                                   Power to Dispose or Direct
                             Power to Vote                 Disposition
                         --------------------      -------------------------
       Name               Sole         Shared          Sole           Shared
------------------        ----         ------          ----           ------
Craig L. Levra           79,000           0           79,000             0

Howard K. Kaminsky       44,651           0           44,651             0

Jeff Lichtenstein         2,000           0            2,000             0

Dennis T. Trausch        26,486           0           26,486             0

Tim Anderson                  0           0                0             0

SC Option, LLC                0           0                0             0

     (c) On March 31, 2004 Norbert Olberz on behalf of the Olberz Family Trust gave Craig L. Levra and Howard K. Kaminsky 29,000 and 9,600 shares of Sport Chalet, Inc. common stock, respectively.

     (d) As the beneficial owner of the Option Shares, the Trustees, on behalf of the Trust, have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Option Shares.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

     To the knowledge of the Reporting Persons, except as disclosed herein, there are at present no contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 and between such persons and any other person with respect to any securities of the Issuer, including, but not limited to, transfer or voting of any of the securities of the Issuer, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss or the giving or withholding of proxies, or a pledge or contingency the occurrence of which would give another person voting power of securities of the Issuer.

Item 7.   Material to be filed as Exhibits.

     Exhibit A Amended and Restated Joint Filing Agreement (previously filed as Exhibit A to Amendment No. 1 to Report on Schedule 13D of the Reporting Persons (the "Report"), on December 31,
                 2003).

     Exhibit B Option Agreement (previously filed as Exhibit B to the original Report filed on December 23, 2002).

     Exhibit C Operating Agreement of SC Option, LLC, dated as of December 20, 2002 (previously filed as Exhibit C to Amendment No. 1 to the Report on December 31, 2003).

     Exhibit D Joinder to Operating Agreement, between SC Option, LLC and Tim Anderson, dated December 30, 2003 (previously filed as Exhibit D to Amendment No. 1 to the Report on December 31,
                 2003).

     Exhibit E   First Amendment to Option Agreement.

                                   SIGNATURES

     After reasonable inquiry and to the best of our knowledge and belief, we certify that the information set forth in this amendment to Report on Schedule 13D is true, complete and correct.

Dated:  June 11, 2004

                                                    /s/ Craig L. Levra

                                                    ------------------
                                                    Craig L. Levra

                                                    /s/ Howard K. Kaminsky
                                                    ----------------------
                                                    Howard K. Kaminsky

                                                    /s/ Jeff Lichtenstein *
                                                    ----------------------
                                                    Jeff Lichtenstein

                                                    /s/ Dennis D. Trausch *
                                                    ----------------------
                                                    Dennis D. Trausch

                                                    /s/ Tim Anderson*
                                                    ----------------
                                                    Tim Anderson

* Signed by Howard K. Kaminsky
  as attorney-in-fact.

                                                    SC OPTION, LLC

                                                    By    /s/ Craig L. Levra
                                                          ------------------
                                                          Craig L. Levra,
                                                          Manager

                                                    By    /s/ Howard K. Kaminsky
                                                          ----------------------
                                                          Howard K. Kaminsky,
                                                          Manager

                                  EXHIBIT INDEX

     Exhibit A Amended and Restated Joint Filing Agreement (previously filed as Exhibit A to Amendment No. 1 to Report on Schedule 13D of the Reporting Persons (the "Report"), on December 31,
                 2003).

     Exhibit B Option Agreement (previously filed as Exhibit B to the original Report filed on December 23, 2002).

     Exhibit C Operating Agreement of SC Option, LLC, dated as of December 20, 2002 (previously filed as Exhibit C to Amendment No. 1 to the Report on December 31, 2003).

     Exhibit D Joinder to Operating Agreement, between SC Option, LLC and Tim Anderson, dated December 30, 2003 (previously filed as Exhibit D to Amendment No. 1 to the Report on December 31,
                 2003).

     Exhibit E   First Amendment to Option Agreement.